Exhibit 99.1

News Release

Paul Goodson

Investor Relations

Tel: (510) 204-7270

XOMA Reports First Quarter 2006 Results

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Berkeley, CA – May 10, 2006 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its results for the first quarter ended March 31, 2006.

First Quarter Results

XOMA recorded total revenues for the first quarter of $5.6 million, an increase of $2.6 million over the first quarter of 2005. Growth in revenues was due primarily to higher contract development and manufacturing revenues and growth in royalties from Genentech, Inc. (NYSE: DNA) RAPTIVA®.

The operating loss for the first quarter was $11.6 million in 2006 compared to $10.8 million in 2005, reflecting the higher revenue in 2006, offset by the one-time debt exchange offering expenses, stock compensation expense and contract service costs. The net loss for the first quarter of 2006 was $20.6 million or ($0.23) per share, compared with net income of $30.1 million or $0.28 per share, on a fully diluted basis, for the quarter ended March 31, 2005. Non-cash charges related to the debt exchange accounting and conversions were $8.0 million in Q1 2006. The profit earned in the 2005 quarter was primarily a result of the 2005 extinguishment of XOMA’s $40.9 million development loan from Genentech. A more detailed discussion of XOMA’s first quarter financials is provided below, in XOMA’s 10-Q filing, and in a question and answer format on Xoma’s website at http://www.xoma.com/wt/page/investors.

First Quarter 2006 Highlights

•	In February 2006, XOMA completed an exchange offer for all $60.0 million of its 6.5% convertible senior notes for $60.0 million of 6.5% convertible SNAPsSM and issued an additional $12.0 million of 6.5% Convertible SNAPsSM (“New Notes”) to the public for cash. Due to investor demand, the size of the offering was increased from $10.0 million to $12.0 million and the public offering price was set at 104% of principal. XOMA ended the first quarter of 2006 with $38.5 million in cash, cash equivalents and short- and long-term investments compared to $43.5 million at the end of 2005.

•	$12.5 million of convertible notes were voluntarily converted to equity by the holders.

•	Business development initiatives in Q1 led to the signing of XOMA’s first license agreement for its humanizing technology, Human Engineered™ in early April.

•	NEUPREX® clinical development progressed with the initiation of the trial for patients with severe burns and the filing of the IND by XOMA for the trial in hematopoietic stem cell transplant (“HSCT”).

•	XOMA 052 preclinical testing progressed towards the initiation of clinical trials planned in the first half of 2007.

•	Multiple collaboration projects progressed in the preclinical stage.

“During the first quarter, we continued to make progress on multiple fronts to move forward products in XOMA’s pipeline and reduce our financial and development risk,” said John L. Castello, President, Chairman and CEO of XOMA. “We continue to focus on new technology licenses, new drug discovery collaborations and new contracts for antibody development and manufacturing. In April, our efforts in the first quarter matured into the announcement of a new line of business for XOMA, the licensing and related development work using our Human Engineering™ technology for Aveo Pharmaceuticals, Inc.”

XOMA Reports First Quarter 2006 Results	page 1

Financial Discussion

Revenues

Total revenues for the quarter were $5.6 million, compared with $3.0 million in 2005’s first quarter. License and collaborative fee revenues were $0.7 million for the quarter compared with $0.5 million for the same period in 2005. Contract revenues totaled $3.1 million for the three months ended March 31, 2006, compared with $1.3 million for the same period of 2005, reflecting an increase in contract manufacturing services performed under our contract with the National Institute of Allergy and Infectious Diseases (“NIAID”) for process development and production of three anti-botulinum neurotoxin antibodies, offset by a reduction in clinical trial services performed for Genentech, Inc. (NYSE: DNA) in the 2005 quarter. Royalties were $1.9 million for the first quarter of 2006 compared with $1.2 million in the year-ago quarter, reflecting increases in royalty revenues from the sale of Genentech’s RAPTIVA®.

Expenses

XOMA’s research and development expense for the first quarter totaled $12.2 million, compared with $10.0 million in the same period of 2005. The $2.2 million increase primarily reflects increases in spending on XOMA’s contract with NIAID, our development of XOMA 052 and NEUPREX®, and our collaboration with Lexicon Genetics Incorporated, partially offset by decreased spending on our collaboration agreements with Chiron Corporation (“Chiron”), RAPTIVA®, and MLN2222.

General and administrative expense for the three months ended March 31, 2006, was $5.1 million compared with $3.8 million for 2005 quarter. The increase of $1.3 million resulted primarily from expenses relating to XOMA’s February debt exchange and issuance.

Interest expense for the three months ended March 31, 2006, was $9.4 million, compared with $0.7 million for the same period of 2005. Interest expense in the 2006 quarter consisted primarily of $8.0 million from the revaluation of the embedded derivative on XOMA’s convertible debt, $2.5 million of which resulted from the conversion of $12.5 million principal amount of the debt, and $1.0 million from interest payable on the outstanding principal. XOMA’s first quarter 2005 interest expense consisted primarily of interest on its outstanding convertible notes.

Liquidity and Capital Resources

Cash, cash equivalents and short- and long-term investments at March 31, 2006, totaled $38.5 million compared with $43.5 million at December 31, 2005. The $5.0 million decrease primarily reflects cash used in operations of $13.7 million and cash used in investing activities of $4.4 million partially offset by cash provided by financing activities of $12.0 million, primarily from the $12.5 million from New Notes sold during XOMA’s convertible debt exchange in February 2006, and cash transferred to long-term investments of $1.1 million. Cash used in operations during the first quarter of 2005 was $18.8 million.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from our convertible note offerings in February of 2005 and February of 2006 and other sources of funding we believe to be available, we estimate that we have sufficient cash resources to meet our anticipated net cash needs through at least 2008. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect our ability to raise new funding on acceptable terms.

XOMA Reports First Quarter 2006 Results	page 2

Long-term Debt

At March 31, 2006, XOMA’s balance sheet showed $65.5 million, including the embedded derivative of $10.3 million, of 6.5% convertible senior notes due in 2012 and $12.4 million of long-term debt to Chiron / Novartis. The long-term debt to Chiron (now Novartis AG (“Novartis”)) represents XOMA’s draw down against a $50.0 million loan facility established to facilitate XOMA’s participation in its oncology collaboration with Novartis.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech

Worldwide sales of RAPTIVA® in the first quarter of 2006 were $35.0 million, with $21.4 million coming from Genentech’s sales in the U.S. and $13.6 million from Serono SA’s sales internationally. Worldwide sales in the first quarter of 2005 were $21.1 million.

Genentech management has informed XOMA that it has decided not to pursue the previously announced Phase II clinical trial for RAPTIVA® in atopic dermatitis.

Oncology Therapeutic Antibodies Program: Collaboration with Novartis

In 2005, XOMA and Chiron initiated separate Phase I clinical trials in advanced chronic lymphocytic leukemia (“CLL”) and multiple myeloma (“MM”) with the CHIR-12.12 molecule, the first product candidate selected under the collaboration. Both of these studies are ongoing and XOMA hopes to announce preliminary results from them by the end of 2006.

BPI Program: NEUPREX®

NEUPREX® is an injectible formulation of rBPI21, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI”). BPI is a human host-defense protein made by a type of white blood cell that is involved in the body’s defenses against microbial infection.

In March 2006, we began an Investigator Sponsored Trial (“IST”) of NEUPREX® at the Southwestern Medical Center in Dallas for patients with severe burns. This investigator sponsored trial joins with another trial initiated in October of 2003 for pediatric open heart surgery patients. Later in 2006, we anticipate that a third IST will begin in allogeneic HSCT. The HSCT studies may provide proofs of concept for acute radiation syndrome for possible biodefense application.

In January 2006, we submitted an application to the European Medicines Agency (“EMEA”) for orphan drug designation in meningococcal disease.

XOMA 052

XOMA 052, formerly referred to by XOMA as XMA005.2, is a high-affinity, Human Engineered™ monoclonal antibody with potent inhibitory activity against its inflammatory target. XOMA developed this antibody entirely in-house and continues to own all rights to it. We are currently evaluating XOMA 052 in preclinical studies. Possible indications include osteoarthritis and rheumatoid arthritis. Pre-clinical studies continued during the first quarter of 2006. We plan to start clinical testing for XOMA 052 in the first half of 2007.

Subsequent Event

In April of 2006, Chiron announced that its shareholders had approved the amended merger agreement under which Novartis would acquire all Chiron shares it did not already own and the acquisition was consummated. Although XOMA is currently evaluating the impact of the acquisition, it does not yet know what effect, if any, this transaction will have on its collaboration with Chiron.

XOMA Reports First Quarter 2006 Results	page 3

Investor Conference Call

XOMA has scheduled an investor conference call and webcast to discuss its first quarter 2006 results for tomorrow, May 11, 2006, beginning at 4:00 PM EST (1:00 P.M. PST). The webcast can be accessed via XOMA’s website at http://www.xoma.com and will be archived on the site and available for replay until close of business on August 11, 2006. To obtain phone access to the live conference call in the U.S. and Canada, dial 1-877-407-9205. International callers should dial 1-201-689-8054. No conference ID is necessary. An audio replay will be available beginning two hours following the conclusion of the call through 11:59 pm Eastern (8:59 pm Pacific) on May 25, 2006. Access numbers for the replay are 1-877-660-6853 (U.S./Canada) or 1-201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 201562.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has a royalty interest in RAPTIVA® (efalizumab), a monoclonal antibody product marketed to treat moderate-to-severe plaque psoriasis. XOMA’s discovery and development capabilities include antibody phage display, bacterial cell expression, and Human Engineering™ technologies. The company pipeline also includes proprietary and collaborative programs in preclinical and clinical development.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, future revenues, sales and development of RAPTIVA® , as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; future revenues will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaboration arrangements; the sales efforts for RAPTIVA® may not be successful if Genentech or its partner, Serono SA, fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if any important remaining regulatory approvals are not obtained; and future development of RAPTIVA® may not be successful for reasons related to safety or efficacy.

These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

Condensed Financial Statements Follow

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XOMA Reports First Quarter 2006 Results	page 4

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,715	$20,804
Short-term investments	22,657	22,732
Receivables, net	6,021	5,186
Related party receivables	96	98
Prepaid expenses	1,356	975
Debt issuance costs	502	493

Total current assets	45,347	50,288
Property and equipment, net	21,304	19,056
Related party receivables – long-term	75	93
Debt issuance costs – long-term	2,428	2,683
Long-term investments	1,082	—
Deposits	457	457

Total assets	$70,693	$72,577

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$4,249	$5,648
Accrued liabilities	4,490	5,717
Accrued interest	781	1,652
Deferred revenue	4,764	3,527

Total current liabilities	14,284	16,544
Deferred revenue – long-term	3,833	4,333
Convertible debt – long-term	65,487	60,000
Interest bearing obligation – long-term	12,373	12,373

Total liabilities	95,977	93,250
Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 95,384,839 and 86,312,712 shares outstanding at March 31, 2006 and December 31, 2005, respectively	48	43
Additional paid-in capital	671,038	655,041
Accumulated comprehensive income	(76)	(66)
Accumulated deficit	(696,295)	(675,692)

Total shareholders’ equity (net capital deficiency)	(25,284)	(20,673)

Total liabilities and shareholders’ equity (net capital deficiency)	$70,693	$72,577

XOMA Reports First Quarter 2006 Results	page 5

XOMA Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three Months Ended March 31,
	2006	2005
Revenues:
License and collaborative fees	$654	$525
Contract and other revenue	3,094	1,259
Royalties	1,856	1,209

Total revenues	5,604	2,993

Operating costs and expenses:
Research and development (including contract related of $1,939 and $810, respectively)	12,181	10,002
General and administrative	5,053	3,751

Total operating costs and expenses	17,234	13,753

Loss from operations	(11,630)	(10,760)
Other income (expense):
Investment and interest income	457	569
Interest expense	(9,426)	(661)
Other income (expense)	(4)	40,932

Net income (loss)	(20,603)	30,080

Basic net income (loss) per common share	$(0.23)	$0.35

Diluted net income (loss) per common share	$(0.23)	$0.28

Shares used in computing basic net income (loss) per common share	87,943	85,745

Shares used in computing diluted net income (loss) per common share	87,943	108,461

XOMA Reports First Quarter 2006 Results	page 6